VIA EDGAR

December 20, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
Attn: Jay E. Ingram, Legal Branch Chief
100 F Street, N.E.
Washington D.C., 20549-4631

Re:          Thompson Designs, Inc.
Amendment 2 to Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-170155

Dear Mr. Ingram:

We write on behalf of Thompson Designs, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated December 20, 2010 by Jay E. Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, Office of Manufacturing and Construction, commenting on the Company’s Registration Statement on Form S-1/A (Amendment No. 2) filed December 10, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

The Company, page 5

1.
Prominently disclose the information provided in response to comment one of our letter dated December 7, 2010 that Thompson Designs has no intention of using investor funds or any other resources to acquire any other business.

Response:  The following disclosure has been added as a separate paragraph under “The Company” on Page 5, immediately following the introductory sentences:

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Office of Manufacturing and Construction
Attn: Jay E. Ingram, Legal Branch Chief
December 20, 2010

“We are not a “blank check” company and have no plans to engage in a merger or acquisition with any other company or other entity.  We have no plans to acquire any other business and we have no intention of using investor funds or any other resources for that purpose.  We plan to conduct the business disclosed herein and intend to use the proceeds from this offering in furtherance of our signage business as disclosed in more detail under the heading labeled “Use of Proceeds.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut
Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)